UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          Inventory Pro, Inc.
            (Name of Small Business Issuers in its charter)


                Nevada                            88-0471416
   (State of other jurisdiction of              I.R.S. Employer
    incorporation or organization)           Identification Number


 3266 Dawnflower, Suite A, Las Vegas, Nevada               89121
  (Address of principal executive offices)               (zip code)


Issuer's telephone number: (702) 765-7041


Securities to be registered under section 12(b) of the Act:


      Title of Each Class           Name on each exchange on which
      To be so registered           Each class is to be registered


--------------------------------------------------------------------


--------------------------------------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 2,600,000 issued and outstanding as of March 31, 2002.


/1/


                               TABLE OF CONTENTS

                                                                        Page
Part I

Item 1.  Description of Business                                          3

Item 2.  Management's Discussion and Analysis and Plan of Operation       7

Item 3.  Description of Property                                          9

Item 4.  Security Ownership of Certain Beneficial Owners and Management   9

Item 5.  Directors and Executive Officers                                10

Item 6.  Executive Compensation                                          11

Item 7.  Certain Relationships and Related Transactions                  12

Item 8.  Description of Securities                                       12


Part II                                                                  14

Item 1.  Market Price of and Dividends on the Registrant's               14
         Common Equity and Related Stockholder Matters

Item 2.  Legal Proceedings                                               15

Item 3.  Changes in and Disagreements with Accountants                   15

Item 4.  Recent Sales of Unregistered Securities                         15

Item 5.  Indemnification of Directors and Officers                       15


Part F/S                                                                 16

Item 1.  Financial Statements                                            17


Part III

Item 1.  Index to Exhibits                                               27

         Signatures                                                      28


/2/


                   Forward Looking Statements

     Some of the statements contained in this Form 10-SB are not historical facts rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involve risks and uncertainties. Caution should be exercised in regards to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and inventory information systems;
     2. Our ability to generate customer demand for our services;
     3. The intensity of competition; and
     4. General economic conditions.

                             Part I

     We are filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

     We were incorporated as a Nevada Corporation on August 10, 2000. Our principal business objective is to improve the timeliness, efficiency, and cost effectiveness of conducting physical inventories and audits for businesses, large and small, that frequently require a comprehensive full physical inventory, inventory auditing for enumeration and/or verification.

B.   Business of Issuer

 (1)  Principal Service and Principal Markets

     Recent technological advances have allowed companies to monitor their own inventory effectively. However, many large and medium sized retail, wholesale, and food chain operations with substantial inventory retain third-party firms to compute inventory. Our service is designed to efficiently and effectively compute and transmit the client's inventory through the Internet and/or through the client's internal computer system for tracking and valuation purposes. Software and hardware are available on a leased basis from multiple venders or available for purchase from companies such as Retailpro, M & R Technologies, and MRA technologies.


/3/


     Additionally, confirmation of inventory by a third-party is often required for audit and other legal issues, and companies are frequently required to have inventory tallied by a third-party provider. Initial service implementation costs are based on unit costs for labor and server machine time. Professional, accounting and financial services are to be engaged under contract for formal valuation purposes for transactions such and estate processes and other computations such as medical inventory.

 (2)  Distribution methods for our products

     The inventory tracking and valuation market has experienced strong growth in recent years due, in part, to technological advances. We believe that the use of inventory tracking firms to reduce overhead and increase revenues will continue to increase as more companies implement the now-common bar code tracking system for their products.

     Our objective is to become a leading provider of inventory tracking and valuation services. Our initial core focus has been instituting relationships with large, established inventory tracking firms for outsourced work on an ongoing basis. This foundation for networking for initial contracts is based, in part, on the twenty five years of accumulated relationships established by our management team in the business to business and marketing and management consulting arenas. Currently, we have no formal relationships established.


     We seek to establish Inventory Pro as a leading provider of inventory tracking and valuation services. To achieve this objective, we shall market our services through targeted advertising, public relations and other marketing activities designed to promote Inventory Pro as a national brand within the inventory tracking and valuation industry.

     Our initial target markets include California, Nevada, Utah and New Mexico, and we expect to have contracts from each of these states by the end of 2002. It is our objective to expand into 15 additional markets by the second year and into 25 markets by year three. Additionally, we shall begin development of our personal tracking system.

   Establish our name

     We cannot guarantee that we will be able to successfully market and distribute our services, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of Inventory Pro's inventory tracking services is important in establishing and expanding our customer base. We are currently constructing a web site and will use traditional media, as our revenues permit, to attract new customers. Our web site will allow potential purchasers of inventory tracking services to find the content and quality of materials they require, advertisers to have access to a consumer base in a specific market niche, and provide an opportunity to establish the Inventory Pro brand name.

 (3)    Status of any announced new products

   As of July 25, 2002 we have:

     1.Developed and implemented a business plan;
     2.Recruited and retained an appropriate management team and board of directors; and
     3.Attained capital that we believe will be sufficient for the next 12 months of operations, exclusive of salaries which have been deferred an are non-accrural.


/4/


     We have commenced operations, but have yet to generate revenues. However, we expect the industry to become increasingly competitive, despite the size and growth expected in the market. We intend to compete by targeting specific market segments such as small to mid sized firms who have opened between two and five new locations within the last two years.

     Our main goal is to ensure client satisfaction with our services and to develop an outstanding reputation for quality. If we fail to market and distribute our services and generate sufficient revenues, we may be unable to continue as a going concern.

  (4)  Industry background

     The inventory industry and its related allies have traditionally functioned in an annual "hills and valleys" cycle of activity. The major inventory services traditionally produce sixty percent of their annual revenue in the first quarter if each year, making maintenance of a year-round staff problematic. This further lead to an overwork limited staff in busy times and reduce staff the rest of the year, making it difficult to retain trained personnel. The forgoing also makes in-house operation of inventory units/utilities problematic and frequently not cost effective. The industry is also facing greater competition from a rapidly increasing abundance of new electronic inventory control options and methods.

     The traditional inventory services have done very little to address these problems over the last 20 years, relying heavily on the mandatory requirements for the services and data that they provide. The industry has polarized into one with a few giants and many small independent services. There appear to be no "midsize" inventory services. It is our objective to fill this void.

 (5)  Raw materials and suppliers

     Our company is neither a purchaser nor a supplier of raw materials.

 (6)  Customers

     As we are currently a development stage company, we do not at present have any material customers. We believe that our ability to establish and maintain long-term relationships with our clients and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our clients to continually improve our services. In addition, our operating results may also fluctuate due to factors such as the gain or loss of significant clients and the pace of growth in the inventory valuation industry.

 (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration

     We expect to be required to license products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible.

     We cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects or other features of our services violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights.


/5/


     Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potentialities could have a material adverse effect on our business, financial condition or operating results.

  (8)  Regulation

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to the industry.

  (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

     We seek to continue developing our products internally through research and development or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies.

 (11) Costs and effects of compliance with environmental laws

     We are not currently subject to direct regulation applicable to environmental laws generally, for these laws and regulations are not directly applicable to our industry.

 (12) Employees

     We currently have two (2) full-time employees. Staffing is to be "on call" in direct proportion to the service contracts entered into, eliminating employee "down time". Currently, there exist no organized labor agreements or union agreements between Inventory Pro, Inc. and its employees. We believe that our relations with our employees are good.

  (13) Dependence on Key Personnel

     The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer and President, and our Vice President. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations. Currently, we do not offer employment agreements to our executive officers or key employees. We are in the process of securing key man life insurance on senior officers of the Company.


/6/


Item 2.     Management's Plan of Operation & Discussion and Analysis

A.   Management's Plan of Operation

  (1) In our most recent operating period ended March 31, 2002, we have not recorded revenues from operations. Management intends to use capital and debt financing as needed to supplement the cash flows generated by the sale of our services. Our fixed and variable expenses and our ability to control them are as follows:

        Classification          Fixed / Variable      Ability to Control
        --------------          ----------------      ------------------

Employee Wages and  Benefits    Salary = Fixed        Management shall
                                Hourly = Variable     receive a minimal
                                                      salary until sales
                                                      cover corporate
                                                      expenses.  Additional
                                                      staff will be hired on
                                                      an as needed basis.
Subcontractor Expense           Fixed                 Can reduce through
                                                      discontinuation or
                                                      restructuring of
                                                      agreements
Accounting and Legal Expenses   Variable              Will increase as
                                                      Company becomes fully
                                                      reporting
Building Rental Expense         Fixed                 Provided at no cost
Utilities                       Variable              May fluctuate due to
                                                      seasonality
Business Insurance              N/A                   Will increase when
                                                      "Key Man" life
                                                      insurance is obtained
Misc. Office Supplies           Variable              Can control through
    & Shipping                                        reduced office supply
                                                      requisitions,
                                                      negotiating
                                                      alternative shipping
                                                      solutions

     To date, our efforts have been primarily focused on developing demand for our products, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market our services. Our priorities for the next six to twelve months of operations are to:

     1.   Implement a marketing strategy to reach target markets;
     2.   Develop and strengthen strategic relationships;
     3.   Respond to competitive developments; and
     4.   Establish our brand identity.

  (2) Our total expenses for the period from August 10, 2000 (inception) to March 31, 2002 were $39,749, of which approximately 90% were related to payments made to consultants, marketers and commissions all relating to the public offering of our common stock and the process of obtaining a listing on the Over the Counter Bulletin Board. Our general and administrative expenses for the period from August 10, 2000 (inception) to March 31, 2002 were $3,249 accounting for approximately 8% of our total expenses.

     Our net loss for the period from August 10, 2000 (inception) to March 31, 2002 was $39,749, as we have not generated any revenues to date. We believe our current cash position of $21,501 will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and begin to obtain purchase orders for our inventory management products, our revenues should grow on a consistent basis.


/7/


     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

  Limited Operating History

     We have a limited operating history on which to base estimates for future performance and face all of the risks inherent in the Inventory tracking an valuation industry. These risks include, but are not limited to, market acceptance and penetration of our products, our ability to obtain a pool of qualified personnel, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  Need for Additional Financing

     We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow and the funds raised from our public offering of common stock will be sufficient to meet our operating expenses for at least the next
12 months. Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

  The Market

     Technological change and continuing process development may affect the markets for our services. Our success will depend, in part, upon our continued ability to provide quality services that meet changing customer needs, successfully anticipate or respond to technological changes in technological processes on a cost-effective and timely basis and enhance and expand our client base. Current competitors or new market entrants may provide products superior to ours that could adversely affect the competitive position of our Company. Any failure or delay in achieving our priorities for the next six to twelve months of operations could have a material adverse effect on our business, results of operations and financial condition.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

     As of August 10, 2000 (inception) to March 31, 2002, we have not generated revenue. As an inventory tracking and valuation firm our revenue is derived from the sale of our tracking and valuation services. We are in the process of developing our website to provide value-added services that we hope will enhance and grow our revenue on a consistent basis. With all the economic challenges facing us we are confident that we will meet our goals of growing our revenue, while at the same time maintaining a close watch on our general and administrative expenses.


/8/


Item 3.     Description of Property

A.   Description of Property

     Our corporate office is located at 3266 Dawnflower, Suite A, Las Vegas, Nevada 89121. We have approximately 750 square feet of office space. A director and shareholder provide office space without charge on a month-to month, open-ended basis. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized.

B.   Investment Policies

     Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

A.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of March 31, 2002, certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                           Shares           Consideration       Percentage
                         Beneficially                         (%) of Shares
Name and Address            Owned                               Outstanding
----------------------  --------------   -------------------  -------------

Cheryl Curtis
3266 Dawnflower STE A        200,000           200,000 @            7.69
Las Vegas, NV 89121                       $0.001 per share

Nancy Trail
3266 Dawnflower STE A        200,000           200,000 @            7.69
Las Vegas, NV 89121                       $0.001 per share

                                             1,300,000 @
Don Ehrlich                               $0.001 per share &
3266 Dawnflower STE A      1,446,000           146,000 @           55.62
Las Vegas, NV 89121                       $0.100 per share
                        --------------                        -------------
Total ownership by our
officers and directors       400,000                               15.38
(two individuals)


B.   Persons Sharing Ownership of Control of Shares

     No person other than Cheryl Curtis, Nancy Trail, and Don Ehrlich owns or shares the power to vote five percent (5%) or more of Inventory Pro, Inc. securities.


/9/


Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors.

         Name            Age          Position                  Term

Cheryl Curtis            46        President, CEO,         Since Inception
                                    and Director

Nancy Trail              50      Vice President Sales      Since Inception
                                and Marketing, Secretary
                                Treasurer and Director

B.   Work Experience

Cheryl Curtis, Chairman of the Board of Directors, CEO and President, has over fifteen years management experience in restaurant, travel center and inventory service, with five years devoted specifically to the inventory business. She received her training directly within each business and continues her training through various business seminars and workshops. Ms. Curtis served as an Area Manager for one of the largest districts in the largest international inventory service. She served a tri-state area and was involved in all aspects of the business including: hiring, training and scheduling of employees, sales, setting up new accounts, setting up and supervising all facets of different types of inventories, office maintenance, problem resolution and testing of new programs and procedures. She also executed one of the largest inventories conducted by her previous employer. It involved multiple districts' multiple months and she conducted all aspects from testing to hiring to the actual inventory and closeout. The entire process encompassed a six-month period. Her past experience also includes daily, weekly and quarterly reports, payroll, bad debt collection, and training of all restaurant and travel center employees, daily cash procedures and inventory control. She helped implement a new computer system to track daily activity of the travel centers interstate accounts and charge customers. In her capacity as Area Manager for the inventory service she helped her district to achieve the position of one of the top ten districts out of several hundred nationwide. No other district has accomplished this for two consecutive years. She has also been simultaneously involved in a variety of sales marketing capacities over a 20-year period with high levels of customer service.

Nancy Trail, Vice President - Sales and Marketing, has over twenty years of accounting, administrative, management, and marketing experience. She worked in the Title and Escrow industry as an accounting manager while earning her degree in Business Management at CCSN. Ms. Trail also spent five years as Vice President and Comptroller of Fidelity National Title, the fourth largest company of its kind in the nation. In this role she oversaw the Accounting, Payroll, Human Resources, and Personnel departments for eight branches and one hundred and eight employees. She also served as Director of Marketing and later Director of Education for Stout Management Company, a real estate management company. Currently Ms. Trail is a business consultant, advising companies on human resources, payroll, insurance programs, 401K, and a full range of state and federal compliance requirements. She has additionally experience in business-to-business front line sales, developing new accounts as a Digital Document Specialist with Nevada Business Systems.

     Concurrently, since 1993, Ms. Trail and her husband have owned and operated "Trails Of Fire", a motivational and goal-setting seminar. As a facilitator, she teaches intense focusing techniques, neurolinguistic programming, and imagery, all designed to improve effectiveness and achieve favorable results. Fortune 500 companies recognize their techniques and their classes have been featured on TV.


/10/


Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have organized labor agreements or union agreements between Inventory Pro, Inc. and our employees. Every twelve (12) months, each executive officer is expected to draw the following annual compensation. The officers have agreed to defer payment of salaries until the cash flow and financial performance of the Company can support such payments. Further, these salaries are not being accrued. The following table sets forth the annual executive compensation.

                       Capacities in which
  Name4,5,6,7       Remuneration was Recorded     Annual Compensation1,2,3

Cheryl Curtis      President, CEO and Director      $50,000 Annual Salary

Nancy Trail     Vice President Sales and Marketing, $50,000 Annual Salary
                     Secretary, and Director

Footnotes to Executive Compensation:
(1) NOMINAL SALARY - Pursuant to the executed employment agreements, the annual salaries of each officer will be initially deferred until a later date (salary will not accrue during the deferment). Instead, each officer will receive a nominal salary of $500.00 per month from the Company until certain revenue and employee performance criteria are met.
(2) REVENUE AND EMPLOYMENT CRITERIA - Pursuant to the executed employment agreements, the executive salary listed above will be deferred until such time as the company starts to generate significant revenue from business activities and the employee works on a full time basis for the Company (e.g. minimum of 30 hours per work week on average).
(3) SIGNIFICANT REVENUE DEFINED - "Significant Revenue" from other business activities is further defined as either: (a) total revenue to date equal to a minimum of the total annual salary of the management team; or (b) Earnings before interest, taxes, or depreciation ("EBITDA") equal to fifty percent of the total annual salary of the management team - determined on a quarterly basis.
(4) OFFICER'S OTHER BUSINESS INTERESTS - The Company's officers and directors are currently involved in other business activities and may, in the future, become involved in other business opportunities. Each officer plans to devote a minimum of 5 hours per week on average (about 10% of their weekly allotted business time) to Company specific activities. If a specific business opportunity becomes available, such persons may face a conflict in the selection between the company and their other business interests. The company has not yet formulated a policy for the resolution of such conflicts with the Current management team since the Company is still in the developmental stages. However, such a policy will be developed by the board of directors when one or more of the above listed officers starts to work on a full time basis for the Company and is paid their respective full salaries (e.g. minimum of thirty hours per week on average).
(5) Salaries listed do not include commissions and annual bonuses to be paid based on profitability and performance of the Company. These bonuses will be set, from time to time, by the Board of Directors.
(6) Management's performance bonuses will be decided by a disinterested majority of the Board of Directors of the Company. In addition, management's base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company.
(7) Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.

Compensation of directors

     There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.


/11/


Item 7.    Certain Relationships and Related Transactions

During the year ended December 31, 2001, we paid a total of $23,500 to various related parties.

To          Relationship                    For                      Amount
--          ------------                    ---                      ------
Qu Corp.    Owned 100% by T.W. Owen. T.W.   Consulting expenses     $10,000
            Owen is a former officer  of
            the Company, a current director
            and shareholder and the sister
            of the president of the Company.
Magna       Owned 100% by Don Ehrlich       Consulting expenses &   $ 7,500
Advisors    who is a majority shareholder   Marketing expenses
            in the Company.
Don         A majority shareholder of       Commissions             $ 6,000
Ehrlich     the Company.

During the three months ended March 31, 2002, we paid $2,000 in marketing expenses to Magna Advisors, a company owned 100% by Don
Ehrlich who is a majority shareholder of the Company.

Item 8.     Description of Securities

     The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value. The Company has currently issued 2,600,000 shares of Common Stock to officers, directors, advisors, and outside shareholders. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders; and (v) all of the shares of Common Stock, now outstanding are fully paid and non assessable. There is no cumulative voting for the election of directors. There are currently 2,000,000 shares of Common Stock outstanding held by six (6) shareholders of record. (See "Principal Shareholders").

     The Company is also authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value. However, the Company has not issued any Preferred Stock to date. Additionally, the Company has not developed the descriptive attributes of these Preferred Shares.

Common Stock

     The Company currently has 2,600,000 shares of common stock issued and outstanding. As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e)  your shares are fully paid and non-assessable.
       Additionally, there is no cumulative voting for the election of directors.


/12/


Preferred Stock

     The Company is also authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.

Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to Inventory Pro, Inc.
Section 78.438 of the Nevada law prohibits us from merging with or selling Inventory Pro, Inc. or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Inventory Pro, Inc. shares, unless the transaction is approved by the Board of Directors of Inventory Pro, Inc.. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Inventory Pro, Inc.





         [Balance of this page intentionally left blank]


/13/


                               Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

A.    Market Information

     There is no current market for our common equity. Additionally, our common equity is not subject to outstanding options or warrants to purchase, or securities convertible into, common equity. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity.

     There are currently 600,000 shares of our common stock which are freely tradable and which are held of record by approximately 58 individuals. The remaining 2,000,000 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

     As of March 31, 2002, we have 64 stockholders of record.

D.    Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Inventory Pro, Inc., with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.    Transfer Agent and Registrar

     The Transfer Agent for the shares of common stock of Inventory Pro, Inc. is Shelley Godfrey, Pacific Stock Transfer
Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada
89119, (702) 361-3033.


/14/


Item 2.     Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

     We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

Common Stock
     On August 10, 2000, we were incorporated under the laws of the State of Nevada as Inventory Pro, Inc. We are authorized to issue 20,000,000 shares of our $0.001 par value common stock and 5,000,000 shares of our $0.001 par value preferred stock.

     On August 12, 2000, the Company issued 2,000,000 shares of its $0.001 par value common stock to its six founders in exchange for cash of $11,250.

     On October 5, 2001, the Company completed an offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued 600,000 shares of its $0.001 par value common stock in exchange for cash in the amount of $60,000.

     On March 31, 2002, shares issued to Tammy Billington, majority shareholder of the Company, were transferred to Don
Ehrlich in exchange for satisfaction of a personal note.

     For our public offering of securities, we relied upon the following facts to determine that the offers and sales were exempt from registration:

1. We were pursuing a specific business plan, and were not a blank check or "Shell" company;
2. For the period of 12 months prior to the sale, we had raised less than $1,000,000 from the sale of our securities; and
3. At the times of the sales, we were not subject to the reporting requirements of Sections 13(d) or Section 15 of the Securities and Exchange Act of 1934.

     Therefore, based on the facts above, we were able to determine that we could sell securities pursuant to Rule 504 of Regulation D. There have been no other issuances of stock.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.


/15/


                                 Part F/S

Item 1.  Financial Statements

      The following documents are filed as part of this report:

      Inventory Pro, Inc. (A Development Stage Company)             Page

      Report of Brad Beckstead, CPA                                  17

      Balance Sheets                                                 18

      Statements of Operations                                       19

      Statements of Changes in Stockholders' Equity                  20

      Statements of Operations                                       21

      Notes to financial statements                                22 - 26


/16/


G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.257.1984
                                               702.362.0540 (fax)

                  INDEPENDENT AUDITOR'S REPORT

July 12, 2002

Board of Directors
Inventory Pro, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Inventory Pro, Inc. (the "Company") (A Development Stage Company), as of March 31, 2002, December 31, 2001 and 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended and for the period of August 10, 2000 (Date of Inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inventory Pro, Inc. (A Development Stage Company) as of March 31, 2002, December 31, 2001 and 2000, and the results of its operations and cash flows for the periods then ended and for the period of August 10, 2000 (Date of Inception) to March 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Brad Beckstead

G. Brad Beckstead, CPA


/17/


                              Inventory Pro, Inc.
                         (A Development Stage Company)
                                Balance Sheets


                                            March 31,       December 31,
                                              2002        2001        2002
                                            --------    --------    --------
Assets

Current assets:
  Cash                                      $ 21,501    $ 34,501    $     50
  Prepaid consulting expenses-related party   10,000           -           -
                                            --------    --------    --------
     Total current assets                     31,501      34,501          50

                                            $ 31,501    $ 34,501    $     50
                                            ========    ========    ========

Liabilities and Stockholders' Equity

Current liabilities:                        $      -    $      -    $      -
                                            --------    --------    --------

Stockholders' equity:
  Preferred stock, $0.001 par value,
   5,000,000 shares authorized, no
   shares issued and outstanding
   as of 3/31/02, 12/31/01 and
   12/31/00, respectively                          -           -           -
  Common stock, $0.001 par value,
   20,000,000 shares authorized,
   2,600,000, 2,600,000 and
   2,000,000 issued and outstanding
   as of 3/31/02, 12/31/01 and
   12/31/00, respectively                      2,600       2,600       2,000
Additional paid-in capital                    68,650      68,650       9,250
(Deficit) accumulated during
  development stage                          (39,749)    (36,749)    (11,200)
                                            --------    --------    --------
                                              31,501      34,501          50

                                            $ 31,501    $ 34,501    $     50
                                            ========    ========    ========



 The accompanying Notes are an integral part of these financial statements.


/18/


                              Inventory Pro, Inc.
                         (A Development Stage Company)
                           Statements of Operations


                                  For the three    For the years
                                  months ended         ended    August 10, 2000
                                    March 31,       December 31, (Inception) to
                                ---------------   ----------------   March 31,
                                2002      2001      2001      2000      2002
                              --------  --------  --------  --------  --------

Revenue                       $      -  $      -  $      -  $      -  $      -
                              --------  --------  --------  --------  --------

Expenses:
 General & administrative
  expenses                           -         -     2,049     1,200     3,249
 Consulting expenses -
  related party                      -         -    14,000    10,000    24,000
 Marketing expenses -
  related party                  2,000         -     3,500         -     5,500
 Commissions - related party         -         -     6,000         -     6,000
 Executive compensation -
  related party                  1,000         -         -         -     1,000
                              --------  --------   -------   -------  --------
     Total expenses              3,000         -    25,549    11,200    39,749
                              --------  --------  --------  --------  --------

Net (loss)                    $ (3,000) $      -  $(25,549) $(11,200) $(39,749)
                              ========  ========  ========  ========  ========

Weighted average number of
 common shares outstanding -
 basic and fully diluted     2,600,000 2,000,000 2,144,658 2,000,000
                             ========= ========= ========= =========

Net (loss) per share -
 basic and fully diluted      $  (0.00) $      -  $  (0.01) $  (0.01)
                              ========  ========  ========  ========



 The accompanying Notes are an integral part of these financial statements.


/19/


                              Inventory Pro, Inc.
                         (A Development Stage Company)
                 Statements of Changes in Stockholders' Equity


                                                     (Deficit)
                            Common Stock            Accumulated
                            ------------  Additional  During       Total
                                           Paid-in  Development Stockholders'
                          Shares   Amount  Capital     Stage       Equity
                         -------- -------- -------  ----------  ------------

August 2000
 Founder shares         2,000,000 $  2,000 $ 9,250  $        -  $     11,250

Net (loss)
 August 10, 2000
 (inception) to
 December 31, 2000                                     (11,200)      (11,200)
                         -------- -------- -------  ----------  ------------

Balance,
 December 31, 2000      2,000,000 $  2,000 $ 9,250  $  (11,200) $         50

October 2001
 504 offering
 issued for cash          600,000      600  59,400                    60,000

Net (loss)
 For the year ended
 December 31, 2001                                     (25,549)      (25,549)
                         -------- -------- -------  ----------  ------------

Balance,
 December 31, 2001      2,600,000 $  2,600 $68,650  $  (36,749) $     34,501

Net (loss)
 For the period ended
 March 31, 2002                                         (3,000)       (3,000)
                         -------- -------- -------  ----------  ------------

Balance,
 March 31, 2002         2,600,000 $  2,600 $68,650  $  (39,749) $     31,501
                         ======== ======== =======  ==========  ============



 The accompanying Notes are an integral part of these financial statements.


/20/


                              Inventory Pro, Inc.
                         (A Development Stage Company)
                           Statements of Cash Flows


                                  For the three    For the years
                                  months ended         ended    August 10, 2000
                                    March 31,       December 31, (Inception) to
                                ---------------   ----------------   March 31,
                                2002      2001      2001      2000      2002
                              --------  --------  --------  --------  --------

Cash flows from operating
 activities
Net (loss)                    $ (3,000) $      -  $(25,549) $(11,200) $(39,749)
Adjustments to reconcile net
 (loss) to net cash (used)
 by operating activities:
  (Increase) in due to prepaid
   consulting expenses         (10,000)        -         -         -   (10,000)
                              --------  --------  --------  --------  --------
Net cash (used) by operating
 activities                    (13,000)        -   (25,549)  (11,200)  (49,749)
                              ========  ========  ========  ========  ========

                              --------  --------  --------  --------  --------
Cash flows from investing
 activities                          -         -         -         -         -
                              --------  --------  --------  --------  --------
Cash flows from financing
 activities
  Issuance of common stock           -         -    60,000    11,250    71,250
                              --------  --------  --------  --------  --------
Net cash provided by financing
 activities                          -         -    60,000    11,250    71,250
                              --------  --------  --------  --------  --------

Net increase (decrease) in cash(13,000)        -    34,451        50    21,501
Cash - beginning                34,501        50        50         -         -
                              --------  --------  --------  --------  --------
Cash - ending                 $ 21,501  $     50  $ 34,501  $     50  $ 21,501
                              ========  ========  ========  ========  ========

Supplemental disclosures:
  Interest paid               $      -  $      -  $      -  $      -  $      -
                              ========  ========  ========  ========  ========
  Income taxes paid           $      -  $      -  $      -  $      -  $      -
                              ========  ========  ========  ========  ========



 The accompanying Notes are an integral part of these financial statements.


/21/


                       Inventory Pro, Inc.
                  (A Development Stage Company)
                              Notes

Note 1 - History and organization of the company

The Company was organized August 10, 2000 (Date of Inception) under the laws of the State of Nevada, as Inventory Pro, Inc.
The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
 For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of March 31, 2002, December 31, 2001 and 2000.

Revenue recognition
 The Company recognizes revenue and related costs of sales on the accrual basis.

Advertising costs
 The  Company  expenses  all  costs of advertising  as  incurred.
 There  were  no  advertising  costs  included  in  general   and
 administrative expenses as of March 31, 2002, December 31,  2001 and 2000.

Use of estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
 Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2002, December 31, 2001 and 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long-lived assets
 Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at March 31, 2002, December 31, 2001 and 2000.

Reporting on the costs of start-up activities
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of March 31, 2002, December 31, 2001 and 2000.

Dividends
 The Company has not yet adopted any policy regarding payment  of
 dividends.   No  dividends  have been  paid  or  declared  since
 inception.


/22/


                       Inventory Pro, Inc.
                  (A Development Stage Company)
                              Notes

Segment reporting
 The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
 The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

 Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
 In June 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and that identifiable intangible assets acquired in a business combination be recognized as an asset apart from goodwill, if they meet certain criteria. The impact of the adoption of SFAS No. 141 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

 SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and indefinite-lived intangible assets, including  that  acquired  before  initial  application  of  the standard, will not be amortized but will be tested for impairment at least annually. The new standard is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 142 effective January 1, 2002, will result in the elimination of approximately $82,000 of annual amortization. The Company does not expect to recognize any impaired goodwill as of January 1, 2002.

 In July 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued which requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The impact of the adoption of SFAS No. 143 on the
 Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

 In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. This statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the definition of what constitutes a discontinued operation and how results of a discontinued operation are to be measured and presented. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The impact of the adoption of SFAS No. 144 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.


/23/


                       Inventory Pro, Inc.
                  (A Development Stage Company)
                              Notes

Stock-Based Compensation
 The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Year end
 The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The   Company's  financial  statements  are  prepared  using  the generally  accepted accounting principles applicable to  a  going
concern,  which  contemplates  the  realization  of  assets   and
liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company is seeking equity
and/or  debt  financing.   If  the  financing  does  not  provide
sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the next twelve-month period. However, the Company is dependent upon its ability
to   secure  equity  and/or  debt  financing  and  there  are  no
assurances   that   the  Company  will  be  successful,   without
sufficient financing it would be unlikely for the Company to continue as a going concern.

Note 4 - Prepaid consulting expenses

As of March 31, 2002, the Company has prepaid consulting fees in the amount of $10,000 to Qu Corp, a company that is owned 100% by T.W. Owen. T.W. Owen is a former officer of the Company, a current director and shareholder and the sister of the president of the Company.

Note 5 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

               U.S federal statutory rate      (34.0%)

               Valuation reserve                34.0%
                                                -----
               Total                               -%
                                                =====

As of December 31, 2001, the Company has a net operating loss carry forward of approximately $36,749 respectively, for tax purposes, which will be available to offset future taxable income. If not used, this carry forward will expire in 2021.


/24/


                       Inventory Pro, Inc.
                  (A Development Stage Company)
                              Notes

Note 6 - Stockholder's equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On  August 12, 2000, the Company issued 2,000,000 shares  of  its
$0.001 par value common stock to its six founders in exchange for cash of $11,250.

On October 5, 2001, the Company completed an offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued 600,000 shares of its $0.001 par value common stock in exchange for cash in the amount of $60,000.

On March 31, 2002, shares issued to Tammy Billington, majority shareholder of the Company, were transferred to Don Ehrlich in exchange for satisfaction of a personal note.

There have been no other issuances of common and/or preferred stock.

Note 7 - Warrants and options

As of March 31, 2002, December 31, 2001 and 2000, there were no warrants or options outstanding to acquire any additional shares of common and/or preferred stock.

Note 8 - Employment agreements

On March 1, 2001, the Company entered into an employment agreement with Cheryl Curtis, it's president and secretary, for a period of one year whereby the Company is to pay Ms. Curtis an annual base salary of $6,000 and a commission of 15% of gross sales with a maximum of $50,000 per year.

On March 1, 2001, the Company entered into an employment agreement with Nancy Trail, it's treasurer and vice-president of marketing, for a period of one year whereby the Company is to pay Ms. Trail an annual base salary of $6,000 and a commission of 10% of gross sales with a maximum of $50,000 per year.

On March 8, 2001, Ms. Curtis, an officer, director and shareholder of the Company, has agreed to defer her salary, without accrual, until the Company has generated revenues in exchange for a one-time payment of $1,000. In addition, Ms. Trail, an officer of the Company, has also agreed to defer her salary, without accrual, until the Company has generated revenues.

Note 9 - Related party transactions

On  August 12, 2000, the Company issued 2,000,000 shares  of  its
$0.001 par value common stock to its six founders in exchange for cash of $11,250.

On October 5, 2001, the Company completed an offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued a total of 146,000 shares of its $0.001 par value common stock in exchange for cash in the amount of $14,500. The shares were issued to Magna Advisors, a company owned 100% by Don Ehrlich who is a majority shareholder in the Company, Don Ehrlich, and T.W. Owen, a former officer of the Company, a current director and shareholder and the sister of the president of the Company.


/25/


                       Inventory Pro, Inc.
                  (A Development Stage Company)
                              Notes

During the year ended December 31, 2001, the Company paid a total of $23,500 to various related parties.

To          Relationship                    For                      Amount
--          ------------                    ---                      ------
Qu Corp.    Owned 100% by T.W. Owen. T.W.   Consulting expenses     $10,000
            Owen is a former officer  of
            the Company, a current director
            and shareholder and the sister
            of the president of the Company.
Magna       Owned 100% by Don Ehrlich       Consulting expenses &   $ 7,500
Advisors    who is a majority shareholder   Marketing expenses
            in the Company.
Don         A majority shareholder of       Commissions             $ 6,000
Ehrlich     the Company.

During the three months ended March 31, 2002, the Company paid $2,000 in marketing expenses to Magna Advisors, a company owned 100% by Don Ehrlich who is a majority shareholder of the Company. Also, the Company paid $1,000 in compensation to Cheryl Curtis, the president of the Company.

Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


/26/


                            Part III

Item 1.    Index to Exhibits


  Exhibit  Name and/or Identification of Exhibit
  Number

    3      Articles of Incorporation & By-Laws
           (a)   Articles of Incorporation filed August 10, 2000
           (b)   By-Laws of the Company adopted August 12, 2000

   23      Consent of Experts and Counsel
                 Consent of independent public accountant


/27/


                           SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.



                       Inventory Pro, Inc.
-----------------------------------------------------------------
                          (Registrant)





Date: August 7, 2002
      --------------


By: /s/ Cheryl M. Curtis
    --------------------
    Cheryl Curtis, President and CEO


/28/